JV ASSIGNMENT AND ASSUMPTION CONFIRMATION AGREEMENT

This **JV ASSIGNMENT, ASSUMPTION CONFIRMATION AGREEMENT** (the "**Agreement**") is dated as of March 26, 2015 between Mountain Province Diamonds Inc., a corporation incorporated under the laws of Ontario (the "**Assignor**") and 2435386 Ontario Inc., a corporation incorporated under the laws of Ontario (the "**Assignee**").

WHEREAS the Assignor entered into an Amended and Restated Joint Venture Agreement (the "**JV Agreement**") with Camphor Ventures Inc. ("**Camphor**") (which has now amalgamated with the Assignor) and De Beers Canada Inc. ("**De Beers**") dated July 2009 (together Camphor and De Beers, the "**Other JV Parties**");

WHEREAS pursuant to Section 13.2 of the JV Agreement, the Assignor may, without the prior written consent of the Other JV Parties, sell, assign, transfer or otherwise dispose of all (but not less than all) of its rights and benefits under the JV Agreement to any Affiliate of the Assignor in accordance with Section 13.2 of the JV Agreement as amended by a binding confirmation of intent letter from the Assignor, 2435572 Ontario Inc. and the Assignee to, and countersigned by, De Beers in its capacity as Operator and Participant dated on or about December 2, 2014 (the "**Intent Letter**");

WHEREAS, the Assignee is an Affiliate of the Assignor;

WHEREAS, the Assignor and Assignee have entered into a rollover agreement (the "**Rollover Agreement**") dated October 2, 2014, to transfer the Assignor's Participating Interest in the JV Agreement to the Assignee, which such transfer is expressed to be subject to the rules provided for in subsection 85(1) of the *Income Tax Act* (Canada);

WHEREAS the Assignor now wishes to formally assign to the Assignee all of the Assignor's right, title and interest in and to the JV Agreement; and

WHEREAS the Assignor, the Assignee and De Beers entered into an agreement to confirm, among other things, the assignment of interests and assumption of obligations under the JV Agreement (the "**Confirmation of Assignment Agreement**") on or about October 3, 2014 in fulfilment of the relevant conditions in Section 13.2 of the JV Agreement;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Assignor and the Assignee agree as follows:

1. The parties to this Agreement agree and intend that this Agreement shall be effective as of October 2, 2014.

2. Unless otherwise defined in this Agreement, all capitalised terms in this Agreement have the meaning given to them in the JV Agreement.

3. The preamble of the Agreement constitutes an integral part of this Agreement.

4. The Assignor and Assignee acknowledge and confirm that the Assignor has assigned and transferred to the Assignee all of the Assignor's Participating Interest

in the JV Agreement; and that it was, and remains, the parties' intention that in so doing, it also assigned all of its right, title and interest in, to and under the JV Agreement to the Assignee.

5. For the avoidance of doubt, and to the extent any previous assignment was not effected, the Assignor hereby assigns to the Assignee its right, title and interest in, to and under the JV Agreement, including (without limitation) its Participating Interests.

6. The Assignee hereby confirms that it assumes and is bound by, and shall perform, all of the obligations of the Assignor under the JV Agreement as if it were an original signatory.

7. The parties agree to provide notice of this Agreement and the assignment and assumptions agreed in it to De Beers.

8. The provisions of this Agreement shall enure to the benefit of, and be binding upon, the successors and permitted assigns of the parties to this Agreement.

9. This Agreement shall be governed by, and construed in, accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.

10. This Agreement may be executed in several counterparts and by facsimile or other electronic transmission of an originally-executed document, each of which shall be deemed an original, and all such counterparts shall constitute one and the same instrument.

IN WITNESS HEREOF, each of the Assignor and the Assignee has caused this Agreement to be executed on the date first above written.

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Mountain Province Diamonds Inc.

Per: *"Bruce Ramsden"*

Name: Bruce Ramsden
Title: VP Finance and Chief Financial Officer

2435386 Ontario Inc.

Per: *"Bruce Ramsden"*

Name: Bruce Ramsden
Title: Corporate Secretary